2021 TAX RETURN

CLIENT COPY

Client: 1021

Prepared for:
MYDENTALWIG,INC.
4712 E. 2ND ST. UNIT 604
LONG BEACH, CA 90803
562-279-5770

Prepared by:
NESS MOADEB, CPA
MOADEB & ASSOCIATES, INC.
984 MONUMENT ST. STE 110
PACIFIC PALISADES, CA 90272
310-230-6712

Date: FEBRUARY 22, 2022

Comments:

Route to: ____________ ____________ ____________ ____________

2021 Corporate Return
prepared for:

MyDentalWig,Inc.
4712 E. 2ND ST. UNIT 604
LONG BEACH, CA 90803

MOADEB & ASSOCIATES, INC.
984 Monument St. Ste 110
Pacific Palisades, CA 90272

CLIENT 1021

MOADEB & ASSOCIATES, INC.
984 MONUMENT ST. STE 110
PACIFIC PALISADES, CA 90272
310-230-6712

February 22, 2022

MyDentalWig,Inc.
4712 E. 2ND ST. UNIT 604
LONG BEACH, CA 90803

Dear Client:

Your 2021 Federal Corporation Income Tax Return will be electronically filed with the Internal Revenue Service upon receipt of a signed Form 8879C - IRS e-file Signature Authorization. No tax is payable with the filing of this return.

Your 2021 Delaware Corporation Income Tax Return will be electronically filed with the State of Delaware. No tax is payable with the filing of this return.

Please be sure to call if you have any questions.

Sincerely,

Ness Moadeb, CPA

MOADEB & ASSOCIATES, INC.
984 MONUMENT ST. STE 110
PACIFIC PALISADES, CA 90272
310-230-6712

Client 1021
February 22, 2022

MyDentalWig,Inc.
4712 E. 2ND ST. UNIT 604
LONG BEACH, CA 90803
562-279-5770

FEDERAL FORMS

Form 1120	2021 U.S. Corporation Income Tax Return
Form 8879-C	IRS e-file Signature Authorization

DELAWARE FORMS

Form 1100	2021 Delaware Corporation Income Tax Return
Form 1100-T	Delaware Corporate Tentative Tax Return

FEE SUMMARY

Preparation Fee	$	550.00
Amount Due	$	550.00

DELAWARE DIVISION OF REVENUE
FORM 1100-T – DELAWARE CORPORATE TENTATIVE TAX RETURN

Mail This Form With Remittance Payable To:
Delaware Division of Revenue
P.O. Box 830, Wilmington, DE 19899-0830

ACCOUNT NUMBER	VERIFY BUSINESS FEIN	CALENDAR OR FISCAL YEAR ENDING	DUE ON OR BEFORE	VOUCHER
1870967208001	870967208	12/31/22	04/18/22	T-1

0038010118709672080011231220418220000000000000000000T

MYDENTALWIGINC
4712 E 2ND ST UNIT 604
LONG BEACH CA 90803

Check Here If A Request For Change Form is Being Filed ◄

BALANCE DUE FROM LINE 5 OF WORKSHEET
(50% OF ESTIMATED TAX FOR THE YEAR)
$ .00

DF62316011032

CHANGES MUST BE MADE ON THE REQUEST FOR CHANGE FORM.
CHECK THE BOX IF YOU ARE FILING A CHANGE FORM.

TELEPHONE NUMBER 562-279-5770 DATE

X

EMAIL ADDRESS DDENTALWIG@YAHO

AUTHORIZED SIGNATURE I declare under penalties of perjury that this is a true, correct and complete return.

DECA0501L 11/07/19 (1032)

(Cut Coupon on Line Above)

TAXPAYERS WORKSHEET AND RECORD OF PAYMENTS

1	Estimate Delaware taxable income for the year.	$ -30382.00
2	Multiply Line 1 by Corporate Income Tax Rate.	x .087
3	Enter result on Line 3.	$ -2643.00

PLEASE NOTE: Voucher 1 (T-1) is due the 15th day of the 4th month following the end of the year.
Voucher 2 (T-2) is due the 15th day of the 6th month following the end of the year.
Voucher 3 (T-3) is due the 15th day of the 9th month following the end of the year.
Voucher 4 (T-4) is due the 15th day of the 12th month following the end of the year.

1	Estimated Liability for Year.	$ .00
2	Percentage Due.	X 50 %
3	Multiply Line 1 by Line 2.	$ .00
4	Less Credit Carryover Unused.	$ .00
5	Line 3 minus Line 4 (cannot be less than zero)	$ .00

Please fill in the federal identification number, business name and address in the spaces provided. Sign and date the tax return and supply a telephone number where we can contact someone regarding the information on the tax return.

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120

For calendar year **2021**, or tax year beginning 5/19 , **2021**, ending 12/31 , 2021

► **Do not send to the IRS. Keep for your records.**
► **Go to *www.irs.gov/Form8879C* for the latest information.**

OMB No. 1545-0123

2021

Name of corporation: MYDENTALWIG,INC.

Employer identification number: 87-0967208

Part I Tax Return Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	0.
2	Taxable income (Form 1120, line 30)	2	-30,382.
3	Total tax (Form 1120, line 31)	3	
4	Amount owed (Form 1120, line 35)	4	
5	Overpayment (Form 1120, line 36)	5	

Part II Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2021 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize MOADEB & ASSOCIATES, INC. (**ERO firm name**) to enter my PIN 01021 (**do not enter all zeros**) as my signature on the corporation's 2021 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2021 electronically filed income tax return.

Officer's signature ► ______________ Date ► ______________ Title ► PRESIDENT

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 95938477777 (**do not enter all zeros**)

I certify that the above numeric entry is my PIN, which is my signature on the 2021 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ► NESS MOADEB, CPA Date ► ______________

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

Form **1120** Department of the Treasury Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2021 or tax year beginning 5/19 **, 2021, ending** 12/31 **,** 2021

► **Go to *www.irs.gov/Form1120* for instructions and the latest information.**

OMB No. 1545-0123 **2021**

A Check if: 1a Consolidated return (attach Form 851) ☐ b Life/nonlife consolidated return ☐ 2 Personal holding co. (attach Sch. PH) ☐ 3 Personal service corp. (see instrs) ☐ 4 Schedule M-3 attached ☐	TYPE OR PRINT: MYDENTALWIG,INC. 4712 E. 2ND ST. UNIT 604 LONG BEACH, CA 90803	**B** Employer identification number: 87-0967208 **C** Date incorporated: 5/28/2021 **D** Total assets (see instructions): $ 12,724.

E Check if: (1) ☒ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Section	Line	Description	Ref	Amount	Line	Amount
INCOME	1a	Gross receipts or sales	1a			
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	
	2	Cost of goods sold (attach Form 1125-A)			2	
	3	Gross profit. Subtract line 2 from line 1c			3	
	4	Dividends and inclusions (Schedule C, line 23)			4	
	5	Interest			5	
	6	Gross rents			6	
	7	Gross royalties			7	
	8	Capital gain net income (attach Schedule D (Form 1120))			8	
	9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
	10	Other income (see instructions — attach statement)			10	
	11	**Total income.** Add lines 3 through 10 ►			11	0.
DEDUCTIONS (SEE INSTRUCTIONS FOR LIMITATIONS ON DEDUCTIONS)	12	Compensation of officers (see instructions — attach Form 1125-E) ►			12	
	13	Salaries and wages (less employment credits)			13	
	14	Repairs and maintenance			14	
	15	Bad debts			15	
	16	Rents			16	4,189.
	17	Taxes and licenses			17	
	18	Interest (see instructions)			18	
	19	Charitable contributions			19	
	20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	
	21	Depletion			21	
	22	Advertising			22	6,450.
	23	Pension, profit-sharing, etc., plans			23	
	24	Employee benefit programs			24	
	25	Reserved for future use			25	
	26	Other deductions (attach statement) SEE STATEMENT 1			26	19,743.
	27	**Total deductions.** Add lines 12 through 26 ►			27	30,382.
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11			28	-30,382.
	29a	Net operating loss deduction (see instructions)	29a			
	b	Special deductions (Schedule C, line 24)	29b			
	c	Add lines 29a and 29b			29c	
TAX, REFUNDABLE CREDITS, AND PMTS	30	**Taxable income.** Subtract line 29c from line 28. See instructions			30	-30,382.
	31	Total tax (Schedule J, Part I, line 11)			31	0.
	32	Reserved for future use			32	
	33	Total payments and credits (Schedule J, Part III, line 23)			33	0.
	34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ► ☐			34	
	35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed			35	0.
	36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid			36	
	37	Enter amount from line 36 you want: **Credited to 2022 estimated tax** ► **Refunded** ►			37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer ____ Date ____ ► PRESIDENT Title

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
NESS MOADEB, CPA	NESS MOADEB, CPA	2/22/22		P00377137
Firm's name ► MOADEB & ASSOCIATES, INC.			Firm's EIN ► 95-3631768	
Firm's address ► 984 MONUMENT ST. STE 110, PACIFIC PALISADES, CA 90272			Phone no. 310-230-6712	

Schedule C Dividends, Inclusions, and Special Deductions (see instructions)

		(a) Dividends and inclusions	(b) Percentage	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c) lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J Tax Computation and Payment (see instructions)

Part I — Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ► ☐				
2	Income tax. See instructions			2	0.
3	Base erosion minimum tax amount (attach Form 8991)			3	
4	Add lines 2 and 3			4	0.
5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (attach Form 3800)	5c			
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	
7	Subtract line 6 from line 4			7	
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method — completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method — income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Interest/tax due under section 453A(c) and/or section 453(l)	9f			
g	Other (see instructions — attach statement)	9g			
10	**Total.** Add lines 9a through 9g			10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0.

Part II — Reserved for Future Use

12	Reserved for future use	12	

Part III — Payments and Refundable Credits

13	2020 overpayment credited to 2021			13	
14	2021 estimated tax payments			14	
15	2021 refund applied for on Form 4466			15	( )
16	Combine lines 13, 14, and 15			16	0.
17	Tax deposited with Form 7004			17	
18	Withholding (see instructions)			18	
19	**Total payments.** Add lines 16, 17, and 18			19	0.
20	Refundable credits from:				
a	Form 2439	20a			
b	Form 4136	20b			
c	Reserved for future use	20c			
d	Other (attach statement — see instructions)	20d			
21	**Total credits.** Add lines 20a through 20d			21	
22	Reserved for future use			22	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33			23	0.

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a [ ] Cash b [X] Accrual c [ ] Other (specify) ►		
2	See the instructions and enter the:		
a	Business activity code no. ► 339114		
b	Business activity ► DENTAL PRODUCTS		
c	Product or service ► PRODUCT		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation ►		X
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)		X
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316. If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		X
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter: **(a)** Percentage owned ► and **(b)** Owner's country ► **(c)** The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ►		X
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount ► [ ] If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ► $ NONE		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ► 1		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ► [ ] If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) ► $ NONE		

Schedule K Other Information *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ► $ NONE		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2021 that would require it to file Form(s) 1099?		X
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions ► $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 ► $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote Percentage: By Value		

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash				
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach statement)				
15 Total assets				
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach stmt)				
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (attach statement)				
22 Capital stock: a Preferred stock				
b Common stock				
23 Additional paid-in capital				
24 Retained earnings — Approp (att stmt)				
25 Retained earnings — Unappropriated				
26 Adjmt to shareholders' equity (att stmt)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books		7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books			
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $	
a Depreciation $		b Charitable contribns $	
b Charitable contributions $			
c Travel & entertainment $			
		9 Add lines 7 and 8	
6 Add lines 1 through 5		10 Income (page 1, line 28) — line 6 less line 9	

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1 Balance at beginning of year		5 Distributions: a Cash	
2 Net income (loss) per books		b Stock c Property	
3 Other increases (itemize):		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3		8 Balance at end of year (line 4 less line 7)	

STATEMENT 1
FORM 1120, LINE 26
OTHER DEDUCTIONS

ACCOUNTING	$	450.
AUTO AND TRUCK		1,168.
CONSULTANT FEES		7,500.
INSURANCE		694.
LEGAL AND PROFESSIONAL		1,836.
OFFICE EXPENSE		5,496.
POSTAGE		2,073.
SUBSCRIPTIONS		126.
UTILITIES		400.
TOTAL	$	19,743.

DO NOT WRITE OR STAPLE IN THIS AREA — REVENUE CODE 0042

2021 DELAWARE
CORPORATION INCOME TAX RETURN
FORM 1100

for Fiscal year beginning 05 19 21 and ending 12 31 21

EMPLOYER IDENTIFICATION NUMBER 8 7 0 9 6 7 2 0 8

Name of Corporation
MYDENTALWIG,INC.

Street Address
4712 E. 2ND ST. UNIT 604

City: LONG BEACH | State: CA | Zip Code: 90803

Delaware Address if Different than Above

City | State | Zip Code

State of Incorporation: DE

Nature of Business: DENTAL PRODUCTS

CHECK APPLICABLE BOX: Small Corporation ESOP

INITIAL RETURN X CHANGE OF ADDRESS EXTENSION ATTACHED

IF OUT OF BUSINESS, ENTER DATE HERE:

DATE OF INCORPORATION: 05 28 21

ATTACH COMPLETED COPY OF FEDERAL FORM 1120

Line	Description	Amount	Line
1	Federal Taxable Income (See Specific Instructions)	-30382	1
2	Total subtractions from Schedule 4A		2
3	Line 1 minus Line 2	-30382	3
4	Total additions from Schedule 4B		4
5	Entire net income. Line 3 plus Line 4	-30382	5

WHERE LINE 5 IS DERIVED ENTIRELY FROM SOURCES WITHIN DELAWARE, ENTER AMOUNT ON LINE 11.
WHERE THE ENTIRE INCOME IS NOT DERIVED FROM SOURCES WITHIN DELAWARE, COMPLETE ITEMS 6 TO 10 INCLUSIVE.

Line	Description	Amount	Line
6	Total non-apportionable income (or loss) (Schedule 2, Column 3, Line 8)		6
7	Income (or loss) subject to apportionment (Line 5 minus Line 6)		7
8	Apportionment percentage (Schedule 3B, Line 3)		8
9	Income (or loss) apportioned to Delaware (Line 7 multiplied by Line 8)		9
10	Non-apportionable income (or loss) (Schedule 2, Column 1, Line 8)		10
11	Total (Line 9 plus or minus Line 10)	-30382	11
12	Delaware Taxable Income (Line 5 or Line 11, whichever is less)	-30382	12
13	Tax at 8.7%		13
14	Approved non-refundable tax credits		14
15	Balance due after non-refundable tax credits	0	15
16	Delaware tentative tax paid		16
17	Credit carry-over from prior year		17
18	Other payments (attach statement)		18
19	Approved refundable income tax credits		19
20	Total payments and credits. Add Lines 16 through 19		20
21	If Line 15 is greater than Line 20 enter BALANCE DUE AND PAY IN FULL		21
22	If Line 20 is greater than Line 15 enter OVERPAYMENT: a Total OVERPAYMENT		22a
	b to be REFUNDED		22b
	c to be CREDITED to 2022 TENTATIVE TAX		22c

PLEASE SEE PAGE 3 FOR SIGNATURE LINES AND MAILING INSTRUCTIONS

MYDENTALWIG,INC. 870967208

SCHEDULE 1 — INTEREST INCOME

	Description of Interest	Column 1 Foreign Interest	Column 2 Interest Received From U.S. Securities	Column 3 Interest Received From Affiliated Companies	Column 4 Interest Received From State Obligations	Column 5 Other Interest Income	
1							1
2							2
3							3
4							4
5							5
6	**Totals**						6

SCHEDULE 2 — NON-APPORTIONABLE INCOME ALLOCATED WITHIN AND WITHOUT DELAWARE

	Description	Column 1 Within Delaware	Column 2 Without Delaware	Column 3 Total	
1	Rents and royalties from tangible property				1
2	Royalties from patents and copyrights				2
3	Gains or (losses) from sale of real property				3
4	Gains or (losses) from sale of depreciable tangible property				4
5	Interest income from Schedule 1, Columns 4 and 5, Line 6				5
6	Total				6
7	Less: Applicable expenses (Attach statement)				7
8	Total non-apportionable income				8

SCHEDULE 3 — APPORTIONMENT PERCENTAGE

Schedule 3-A — Gross Receipts Subject to Apportionment

	Description	Within Delaware	Within and Without Delaware	
1	Gross receipts from sales of tangible personal property			1
2	Gross income from other sources (Attach statement)			2
3	Total			3

Schedule 3-B — Determination of Apportionment Percentage

1	Gross receipts and gross income from within Delaware		=	1
2	Gross receipts and gross income from within and without Delaware			2
3	Apportionment percentage (See instruction)			3

Schedule 3-C — Gross Real and Tangible Personal Property

	Description	Within Delaware		Within and Without Delaware		
		Beginning of Year	End of Year	Beginning of Year	End of Year	
1	Real and tangible property owned					1
2	Real and tangible property rented (Eight times annual rental paid)					2
3	Total					3
4	Less: Value at original cost of real and tangible property, the income from which is separately allocated (See instructions)					4
5	Total					5
6	Average value (See instructions)					6

Schedule 3-D — Wages, Salaries, and Other Compensation Paid or Accrued to Employees

	Description	Within Delaware	Within and Without Delaware	
1	Wages, salaries, and other compensation of all employees			1
2	Less: Wages, salaries, and other compensation of general executive officers			2
3	Total			3

MYDENTALWIG,INC. 870967208

SCHEDULE 4-A — SUBTRACTIONS

1	Foreign dividends, interest and royalties	1
2	Net interest from U.S. securities (Schedule 1, Column 2)	2
3	Interest from affiliated companies (Schedule 1, Column 3)	3
4	Gain from sale of U.S. or Delaware securities	4
5	Wage deduction — Federal Jobs Credit	5
6	Handicapped accessibility deduction (Attach statement)	6
7	Net operating loss carry-over	7
8	NBI must attach form 1100 NBI	8
9	TOTAL Subtractions (Add lines 1 thru 8)	9

SCHEDULE 4-B — ADDITIONS

1	All state and political subdivision income taxes deducted in computing Line 1	1
2	Loss from sale of U.S. or Delaware securities	2
3	Interest income from obligations of any state except Delaware (Schedule 1, Column 4)	3
4	Depletion expense — oil and gas	4
5	Interest paid affiliated companies (See Instructions)	5
6	Donations included in Line 1 for which Delaware income tax credits were granted	6
7	TOTAL Additions (Add lines 1 thru 7)	7

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief it is true, correct, and complete. If prepared by a person other than the taxpayer, the declaration is based on all information of which the preparer has any knowledge.

Date	Signature of Officer	Title	Email Address
		PRESIDENT	DDENTALWIG@YAHOO.

Date	Signature of Individual or firm preparing the return	Address
2/22/22	NESS MOADEB, CPA	984 MONUMENT ST STE 110 PACIFIC PALISADES CA 90272

MAKE CHECK PAYABLE AND MAIL TO: Delaware Division of Revenue, P.O. Box 2044, Wilmington, DE 19899-2044